SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 11, 2004 to February 13, 2004

Pengrowth Energy Trust

(Translation of Registrant’s Name Into English)

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Notice of Annual General and Special Meeting.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

February 13, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

530 – 8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

February 13, 2004

New York Stock Exchange
Securities and Exchange Commission
New York, New York

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders Pengrowth Corporation Meeting of Shareholders and Royalty Unitholders

We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1.	Meeting Type	Annual General and Special Meeting
2.	Security Description of Voting Issue	Trust Units
3.	CUSIP Number	706902103
4.	ISIN Number	CA7069021037
5.	Record Date	March 12, 2004
6.	Meeting Date	April 22, 2004
7.	Meeting Location	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Jodie Hansen
Assistant Corporate Trust Officer